Filed Pursuant to Rule 433

Registration No. 333-165988

Issuer Free Writing Prospectus dated July 13, 2010 supplementing the Preliminary Prospectus dated June 28, 2010

10,750,000 Shares

Common Stock

On July 13, 2010, RealD Inc. filed Amendment No. 4 to its Registration Statement on Form S-1 (Commission File No. 333-165988) (the “Registration Statement”) to update certain terms of its initial public offering of shares of common stock and related disclosures. This free writing prospectus relates only to the securities described in, and should be read together with, the preliminary prospectus dated June 28, 2010 (the “Preliminary Prospectus”) included in Amendment No. 3 to the Registration Statement relating to these securities. The information in this free writing prospectus is preliminary and is subject to completion or change. This free writing prospectus is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.

The following information supplements and updates the information contained in the Preliminary Prospectus:

•                  the addition of a “Recent developments” section within the “Prospectus summary” section regarding our estimated financial results for the three months ended June 25, 2010 contained on pages 4-5 of Amendment No. 4 to the Registration Statement (with corresponding changes to the “Management’s discussion and analysis of financial condition and results of operations — Quarterly results and seasonality” section on pages 56-57 of Amendment No. 4 to the Registration Statement);

•                  other changes to the “Prospectus summary — The offering” section, contained on pages 2, 6 and 7 of Amendment No. 4 to the Registration Statement, including that

•                          while we expect to experience a decrease in gross revenue for the three months ended June 25, 2010 compared to the three months ended March 26, 2010, we believe our licensing revenue will increase at a faster rate than our operating expenses (with corresponding changes to the “Business” section on page 78 of Amendment No. 4 to the Registration Statement);

•                          we expect the net proceeds to us from this offering will be approximately $71.9 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, assuming the shares are offered at $14.00 per share, which is the midpoint of the estimated offering price range shown on the front cover of this prospectus (as well as corresponding changes to the amount of net proceeds to us in “Use of proceeds” on page 31 of Amendment No. 4 to the Registration Statement);

•                          selling stockholders will exercise options to purchase an aggregate of 63,353 shares of common stock at a weighted average exercise price of approximately $2.42 per share, for total proceeds to us of $153,223; and

•                         the number of shares of common stock outstanding immediately after this offering will be 47,590,021, which excludes 5,450,516 shares of common stock issuable upon the exercise of options outstanding as of the closing of this offering with a weighted average exercise price of $3.77 per share;

•                  changes to the “Risk factors—Risks related to the offering” section contained on pages 25-26 of Amendment No. 4 to the Registration Statement;

•                  changes to the “Capitalization” section contained on pages 32-33 of Amendment No. 4 to the Registration Statement;

•                  changes to the “Dilution” section contained on pages 34-35 of Amendment No. 4 to the Registration Statement;

•                  changes to the “Management” section on page 94 of Amendment No. 4 to the Registration Statement;

•                  changes to the “Principal and selling stockholders” section contained on pages 138-141 of Amendment No. 4 to the Registration Statement;

•                  changes to the “Description of capital stock” section contained on pages 143 of Amendment No. 4 to the Registration Statement; and

•                  changes to the “Shares eligible for future sale” section contained on page 148 of Amendment No. 4 to the Registration Statement.

The “Recent developments” section is set forth below:

Recent developments

Although our unaudited consolidated interim financial statements for the three months ended June 25, 2010 are not yet complete, for the three months ended June 25, 2010, we currently anticipate reporting gross revenue of between approximately $60 million and $65 million as compared to gross revenue of $76.7 million for the three months ended March 26, 2010.  We believe our estimated gross revenue decreased as a result of the period-to-period decline in the 3D motion picture box office.  The period-to-period variance is primarily attributable to the seasonal release patterns of 3D motion pictures and the performance of Avatar (the highest grossing motion picture of all time) during the three months ended March 26, 2010, which was not replicated during the three months ended June 25, 2010.  We currently anticipate reporting an increase in our net revenue for the three months ended June 25, 2010, as compared to net revenue of $55.4 million (after adjustment to revenue of $21.3 million relating to motion picture exhibitor options) for the three months ended March 26, 2010.  We believe our net revenue will increase primarily as a result of a significant decrease in our estimated adjustment to revenue relating to motion picture exhibitor options in the three months ended June 25, 2010, attributable to a decrease in the estimated stock price and an increase in screen installation targets.  See “Management’s discussion and analysis of financial condition and results of operations — Key components of our results of operations — Revenue — Motion picture exhibitor stock options.”

For the three months ended June 25, 2010, although all expense items for the three months ended June 25, 2010 are not reasonably available at this time, we currently anticipate reporting positive net income, as compared to the net loss of $17.9 million reported for the three months ended March 26, 2010. We believe this anticipated improvement is primarily attributable to the anticipated increase in net revenue discussed above, as well as an estimated increase in other income, primarily attributable to the sale of digital projectors to motion picture exhibitors.  Although all line items to reconcile Adjusted EBITDA to net income (loss) for the three months ended June 25, 2010 are not reasonably available at this time, we currently anticipate reporting positive Adjusted EBITDA for the three months ended June 25, 2010 in an amount less than the $11.2 million reported in the three months ended March 26, 2010.  Adjusted EBITDA is a Non-U.S. GAAP financial measure.  For a definition of Adjusted EBITDA and reconciliation to net income (loss), the most comparable U.S. GAAP item, see “Management’s discussion and analysis of financial condition and results of operations—Non-U.S. GAAP discussion.”

We have prepared the above estimate of our anticipated results in good faith based on our internal reporting for the three months ended June 25, 2010.  We are currently performing our quarterly closing procedures for the three months ended June 25, 2010, and as such, these estimates represent the most current information available to management but are not yet final, are subject to further review and could change materially. As a result, the anticipated results are not statements of historical fact, and are forward-looking statements that are subject to known and unknown risks and uncertainties.  See “Forward-looking statements and other industry data.”  Our financial statements for the three months ended June 25, 2010 are not expected to be filed with the SEC until after this offering is completed. Neither our independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the estimated financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information, and assume no responsibility for such estimated financial information.

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The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the final prospectus relating to this offering may be obtained directly from the issuer or from the prospectus department of J.P. Morgan Securities Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: 1-866-803-9204; or from Piper Jaffray & Co., Prospectus Department, 800 Nicollet Mall, Suite 800, Minneapolis, MN 55402, telephone: 1-800-747-3924 or by email: prospectus@pjc.com. The latest preliminary prospectus is also available at the following link: http://www.sec.gov/Archives/edgar/data/1327471/000104746910006369/0001047469-10-006369-index.htm.

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